Royal Equine Alliance Corporation
269 South Beverly Drive,
Suite 1222
Beverly Hills, California 90212

April 27, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Royal Equine Alliance Corporation
Registration Statement on Form SB-2
Filed April 10, 2007
File No. 333-139552

Ladies and Gentlemen:

Royal Equine Alliance Corporation (the "Company"), hereby files this correspondence and responds to your telephonic comments on April 27, 2007.

1.	We revised the document to delete any references that infer that we have generated any revenues to date.

2.	We revised the line item typographical error in the financial statements (moving the parentheses) as requested.

3.	We updated the 2006-2007 Summary Compensation Table to reflect the requirements of Item 402 of Regulation SB.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Schlosser
Michael Schlosser
Chief Executive Officer